Exhibit 1

FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – JUNE 1, 2004

BAYTEX ENERGY TRUST ANNOUNCES INCREASE
TO EXCHANGEABLE SHARE RATIO

Baytex Energy Trust (TSX-BTE.UN) of Calgary, Alberta is pleased to announce the increase to the Exchange Ratio of the Exchangeable Shares of Baytex Energy Ltd. from 1.11829 to 1.13235.  This increase will be effective on June 15, 2004.

The increase in the Exchange Ratio is calculated as follows:

Record Date of Baytex Energy Trust Distribution:	May 31, 2004
Opening Exchange Ratio:	1.11829
Baytex Energy Trust Distribution per Unit:	$0.15
Five-day Weighted Average Trading Price of BTE.UN (prior to the end of May):	$11.93
Increase in Exchange Ratio (xx):	0.01406
Effective Date of the Increase in Exchange Ratio:	June 15, 2004
Exchange Ratio as of Effective Date:	1.13235

(xx) The increase in the Exchange Ratio is calculated by multiplying the Baytex Energy Trust Distribution per Unit by the Opening Exchange Ratio and dividing by the Five-day Weighted Average Trading Price of BTE.UN.

A holder of Baytex Energy Ltd. Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Valiant Trust Company at its principal transfer office at Suite 510, 550 - 6th Avenue S.W., Calgary, Alberta, T2P OS2 (telephone: 403-233-2801).

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Trust units of Baytex are traded on the Toronto Stock Exchange under the symbol BTE.UN.

For further information, please contact:

Baytex Energy Trust

Ray Chan, President & Chief Executive Officer

Telephone: (403) 267-0715

or

Baytex Energy Trust

Dan Belot

Vice-President, Finance & C.F.O.

Telephone:  (403) 267-0784

Toll Free Number: 1-800-524-5521

Website: www.baytex.ab.ca